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                                                                   EX 99(d)(12)

                             WESTFIELD AMERICA TRUST
                    c/o Westfield America Management Limited
                            Level 24 Westfield Towers
                               100 Williams Street
                           Sydney, NSW Australia 2011



                                                     February 14, 2001


Valley Fair University Towne Member LLC
c/o J.P. Morgan Investment Management Inc.
522 Fifth Avenue
New York, New York  10036

                           Re:  PUT OPTION AGREEMENT
                                --------------------

Ladies and Gentlemen:

                  Reference is made to (A) the Put Option Agreement, dated June 23, 1999 (the "AGREEMENT"), among Valley Fair University Towne Member LLC ("VFUT"), a Delaware limited liability company, WEA Valley Fair UTC LLC, a Delaware limited liability company ("WEA VALLEY FAIR"), and Westfield America, Inc., a Missouri corporation ("WEA"), pursuant to which VFUT has the right to exchange its interest in (i) Valley Fair UTC LLC, or (ii) either University Towne Center LLC, a Delaware limited liability company, or VF Mall LLC, a Delaware limited liability company, in each case, for shares of common stock of WEA, and (B) the Registration Rights Agreement, dated June 23, 1999, between WEA and VFUT (the "REGISTRATION RIGHTS AGREEMENT"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Agreement.

                  This letter confirms our agreement as follows:

                  (1) Westfield America Management Limited ("WAML"), in its capacity as responsible entity and trustee of Westfield America Trust (the "MANAGER"), holds the majority of outstanding common shares in WEA.

                  (2) VFUT agrees to, and the Manager agrees to cause WEA to, as soon as practicable following the consummation of the Merger (as defined herein), enter into an amendment to the Agreement for the purpose of deleting references to WEA's common share price in order to revise the basis on which the numbers of WEA common shares will be calculated upon the exercise of the option, with the result that the number of WEA common shares to be received by VFUT would be that number of common shares to which is attributable the same amount of FFO as is attributable to the interest to be put. The

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amendment is not intended to affect the economic results to either VFUT or WEA as a result of exercising the put option.

                  (3) (a) The Manager agrees to issue an option (the "WAT OPTION") to VFUT pursuant to which, at any time simultaneous with or after the exercise of the LLC Put Option or the Mall Put Option, VFUT has the right to exchange WEA common shares received under the Agreement for cash or ordinary units in WAT (at the Manager's election), calculated based on the WAT/WEA exchange ratio. The Manager represents that the current exchange ratio is 20.16 WAT ordinary units per WEA common share, which is subject to adjustment for any recapitalizations of WEA or WAT. The Manager shall, and the Manager shall cause WEA to, provide VFUT with such information as VFUT shall reasonably request to confirm the current exchange ratio. If cash in lieu of WAT ordinary units is delivered it shall be delivered in an amount equal to the market value of the WAT ordinary units that were to be delivered. If the Manager elects to deliver WAT ordinary units and if VFUT is prohibited from owning WAT ordinary units pursuant to applicable law or the owning of such WAT ordinary units would cause VFUT or any of its direct or indirect members or participants to realize unrelated business taxable income ("UBTI") under Section 511-514 of the Internal Revenue Code of 1986, as amended, then WAT and VFUT agree to negotiate in good faith to structure VFUT's ownership of the WAT ordinary units so that such ownership is lawful under applicable law and so that VFUT or any of its direct or indirect members or participants will not realize any UBTI. If the parties are not able to structure VFUT's ownership in the manner described above, then WAT will deliver cash to VFUT in lieu of WAT ordinary units at the reasonable expense of VFUT, which reasonable expenses shall include, but are not limited to, the expense of underwriting or otherwise liquidating the WAT ordinary units.

                      (b) The WAT Option will provide that the Manager will use its best efforts to ensure that the ordinary units in WAT (including the ordinary units issued on the exercise of the WAT Option) are officially quoted on the Australian Stock Exchange, as soon as possible after they are issued, and that such official quotation is maintained.

                      (c) The WAT Option will provide that the Manager shall indemnify VFUT and its members for any and all taxes, levies and similar charges (including interest and penalties thereon and including any taxes, interest or penalties incurred as a result of the receipt of any indemnity payment hereunder) and reasonable transaction costs incurred by VFUT, its members or by any entity formed to acquire the WAT ordinary units in connection with the acquisition or disposition of any WAT ordinary units acquired by VFUT pursuant to the WAT Option, that would not have been incurred by VFUT or its members in an acquisition or disposition of WEA common shares as contemplated by the original Agreement and the Registration Rights Agreement; PROVIDED, HOWEVER, that WAT shall not indemnify VFUT or its members for such taxes, levies or other charges (i) attributable solely to economic appreciation in the WAT ordinary units occurring after the date on which such units are acquired, or (ii) with respect to a disposition of the WAT ordinary units if such disposition is not completed within sixty (60) days of the date on which such ordinary units are acquired pursuant to the exercise of the WAT Option.


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Notwithstanding any other provision of this letter agreement, the Manager shall not indemnify VFUT for any tax liability incurred by VFUT as a result of its ownership of any WAT ordinary units other than those acquired pursuant to the WAT Option. Although VFUT shall have no duty to seek any refund or challenge any tax, levy or other similar charge, in the event VFUT receives a refund of any amount which gave rise to an indemnification payment hereunder, it shall refund the indemnification payment to the Manager to the extent of the refund, net of collection or other costs (including any additional taxes) related thereto; PROVIDED, HOWEVER, that in connection with the indemnification, the Manager shall be entitled to reasonable contest rights to be specified in the WAT Option.

                  (4) The Manager shall, and the Manager shall cause WEA to, comply with all applicable Australian and United States laws and obtain all applicable approvals necessary for the Manager and WEA to consummate the transactions contemplated hereby.

                  (5) VFUT agrees to, and the Manager shall cause WEA to, as soon as practicable following the consummation of the Merger, enter into an agreement with VFUT to terminate the Registration Rights Agreement.

                  (6) The Manager and VFUT's obligations to undertake the above transactions shall be subject to (i) documentation reasonably satisfactory to the Manager and VFUT; (ii) the consummation of the merger transaction (the "MERGER") between WEA and WAML, in its capacity as responsible entity and trustee of Westfield America Trust ("WAT"); (iii) approval of the members of WAT of the issuance of the WAT Option to VFUT; and (iv) VFUT's reasonable satisfaction that the current exchange ratio is 20.16 WAT ordinary units per WEA common share.

                  (7) The Manager agrees to reimburse VFUT for its reasonable external costs, fees and expenses (including, without limitation, legal and accounting costs, fees and expenses) in connection with VFUT's negotiation of this letter agreement and the documents contemplated hereby.

                  (8) The Manager and VFUT agree, to the extent practicable, to structure the transactions contemplated by this letter agreement in a manner so that neither VFUT nor any of its direct or indirect members of participants will incur any UBTI.

                  This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

                  This letter agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall, taken together, be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.


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                  After reviewing this letter agreement, please indicate your acceptance and acknowledgment of our agreement as set forth above by signing and returning a copy of this letter to the undersigned at Westfield America Management Limited, Level 24 Westfield Towers, 100 William Street, Sydney NSW Australia 2011.

                                     Very truly yours,

                                     WESTFIELD AMERICA MANAGEMENT LIMITED,
                                     in its capacity as responsible entity and trustee of Westfield America Trust



                                     By: /s/ PETER S. LOWY
                                         ---------------------------------------
                                         Peter S. Lowy
                                         Authorized Signatory


ACCEPTED AND ACKNOWLEDGED:

VALLEY FAIR UNIVERSITY TOWNE
    MEMBER LLC



By: /s/ LAWRENCE ELLMAN
    ---------------------------------------
    Name:  Lawrence Ellman
    Title: Vice President

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